

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2012

Via E-mail
Francis Manzo, President
Drewrys Brewing Company
5402 Brittany Drive
McHenry, IL 60050

Re: Drewrys Brewing Company
Amendment No. 5 to Registration Statement on Form S-1
Filed April 13, 2012
File No. 333-173309

Dear Mr. Manzo:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act ("the Act"), please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to provide the following additional disclosures:
   - Describe how and when a company may lose emerging growth company status;
   - A brief description of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and
   - Your election under Section 107(b) of the Act:
     - If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

o   If you have elected to use the extended transition period for complying with new
    or revised accounting standards under Section 102(b)(2)(B) of the Act, provide a
    risk factor explaining that this election allows you to delay the adoption of new or
    revised accounting standards that have different effective dates for public and
    private companies until those standards apply to private companies. Please state
    in your risk factor that, as a result of this election, your financial statements may
    not be comparable to companies that comply with public company effective dates.
    Include a similar statement in your critical accounting policy disclosures in
    MD&A.

Business, page 21

2. We note your response to comment 3 in our letter dated November 9, 2011. The revised
    disclosure does not appear to match the information contained in Exhibit 10.3 and in the
    "Summary Information About Drewrys" section on page 6 regarding the Holihan
    trademark transfer from Holihan/van Houten Inc. Please revise or advise.

Industry Overview, page 23

Domestic Beer Market, page 23

3. We reissue comment 5 in our letter dated November 9, 2011. Please revise or advise.

Plan of Operation, page 27

4. We note your response to comment 9 in our letter dated November 9, 2011. The total
    dollar amount for Phase Two appears to be incorrect. Please revise or advise.

5. We note your response to comment 10 in our letter dated November 9, 2011 and we
    reissue it in part. Please revise to clarify what you mean by "complete the product
    development."

Report of Independent Registered Public Accounting Firm, page F-1

6. Please advise your independent accountant to revise the opinion paragraph of the audit
    report to cover the balance sheet as of December 31, 2010.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Raquel Howard, Staff Accountant, at (202) 551-3291 or Tia Jenkins, Senior Assistant Chief Account, at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E Alper, Staff Attorney, at (202) 551-3329 or me at (202) 551-3790 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director

cc: Claudia J. McDowell, Esq.